UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D-9

(RULE 14d-101)

SOLICITATION/RECOMMENDATION STATEMENT

PURSUANT TO SECTION 14(d)(4) OF THE

SECURITIES EXCHANGE ACT OF 1934

WIND RIVER SYSTEMS, INC.

(Name of Subject Company)

WIND RIVER SYSTEMS, INC.

(Name of Person(s) Filing Statement)

COMMON STOCK, PAR VALUE $0.001 PER SHARE

(Title of Class of Securities)

973149107

(CUSIP Number of Class of Securities)

Kenneth R. Klein

President and Chief Executive Officer

500 Wind River Way

Alameda, California 94501

(510) 748-4100

(Name, address and telephone number of person

authorized to receive notices and communications on

behalf of the person(s) filing statement)

With copies to:

Aaron J. Alter, Esq.

Robert T. Ishii, Esq.

Wilson Sonsini Goodrich & Rosati,

Professional Corporation

650 Page Mill Road

Palo Alto, California 94304

(650) 493-9300

☒	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Letter to Customers — June 4, 2009

Dear Customer,

Today Intel and Wind River are extremely excited to announce that both companies have entered into a definitive agreement under which Intel will acquire Wind River. Wind River will become a wholly owned subsidiary of Intel, maintaining its current customers, products, and operating model. Together, Intel, the world leader in silicon innovation, and Wind River, the embedded software leader, will be better positioned to support the significant market growth and demands of the embedded and mobile industries.

Becoming a wholly owned subsidiary of Intel is an opportunity for Wind River to preserve its current business model, brand and broad product portfolio while accessing the immense resources of Intel to further accelerate the development and delivery of innovative software solutions on Intel’s platforms. Wind River will also be able to harness the power of Intel’s brand, technology and renowned product quality and performance assurance.

It remains a steadfast priority for Wind River to continue to innovate its broad product portfolio across the entire set of hardware architectures it supports today, and deliver the same world-class support to which our customers worldwide have grown accustomed. We recognize the importance of support over the lifecycle of a product, and commit to support the ongoing hardware compatibility that is expected from the embedded software leader. Further preserving the company’s autonomy, Wind River’s management team will remain in place.

Together with Intel, we believe this agreement represents a transformational shift in the embedded and mobile industries. Over the course of the next few months we’ll continue sharing with you progress and updates. In the meantime, if you have any questions, please feel free to contact me directly. To learn more about the acquisition please visit www.windriver.com.

# # #

This document contains forward-looking statements based on current expectations or beliefs, as well as a number of assumptions about future events, and these statements are subject to factors and uncertainties that could cause actual results to differ materially from those described in the forward-looking statements. The reader is cautioned not to put undue reliance on these forward-looking statements, which are not a guarantee of future performance and are subject to a number of uncertainties and other factors, many of which are outside the control of Intel and Wind River. The forward-looking statements in this document address a variety of subjects including, for example, the expected date of closing of the acquisition and the potential benefits of the merger. The following factors, among others, could cause actual results to differ materially from those described in these forward-looking statements: the risk that Wind River’s business will not be successfully integrated with Intel’s business; costs associated with the merger; the unsuccessful completion of the tender offer; matters arising in connection with the parties’ efforts to comply with and satisfy applicable regulatory approvals and closing conditions relating to the transaction; increased competition and technological changes in the industries in which Intel and Wind River compete and other events that could negatively impact the completion of the transaction, including industry, economic or political conditions outside of our control.

The tender offer for the outstanding shares of common stock of Wind River has not yet commenced. No statement in this document is an offer to purchase or a solicitation of an offer to sell securities. At the time the tender offer is commenced, Intel Corporation and a wholly-owned subsidiary of Intel Corporation will file a tender offer statement on Schedule TO with the Securities and Exchange Commission, and Wind River will file a solicitation/recommendation statement on Schedule 14D-9 with respect to the tender offer. The tender offer statement (including an offer to purchase, a related letter of transmittal and other offer documents) and the solicitation/recommendation statement will contain important information that should be read carefully before any decision is made with respect to the tender offer. Such materials will be made available to Wind River’s stockholders at no expense to them. In addition, such materials (and all other offer documents filed with the SEC) will be available at no charge on the SEC’s Web site: www.sec.gov.